UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70259

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 08/01/2025 (MM/DD/YY) AND ENDING 07/31/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WINTERFLOOD SECURITIES US CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

140 EAST 45TH STREET, FLOOR 10
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JANICE PARISE	212-751-4422	JPARISE@DFPPARTNERS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CITRIN COOPERMAN & COMPANY, LLP
(Name – if individual, state last, first, and middle name)

50 ROCKEFELLER PLAZA	NEW YORK	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM JOHNSON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WINTERFLOOD SECURITIES US CORPORATION, as of July 31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signed by:
Signature: William Johnson
46B5555DAF4A4FF...
Title:
CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WINTERFLOOD SECURITIES US CORPORATION

Statement of Financial Condition

July 31, 2026

WINTERFLOOD SECURITIES US CORPORATION
Table of Contents
July 31, 2026

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to the Financial Statement	3-6

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Winterflood Securities US Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Winterflood Securities US Corporation as of July 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Winterflood Securities US Corporation as of July 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Winterflood Securities US Corporation's management. Our responsibility is to express an opinion on Winterflood Securities US Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Winterflood Securities US Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Winterflood Securities US Corporation's auditor since 2019.
New York, New York
October 29, 2026

WINTERFLOOD SECURITIES US CORPORATION

Statement of Financial Condition

As of July 31, 2026

Assets		
Cash	$	1,220,005
Due from affiliate		10,693
Accounts receivable - customer		222,538
Other assets		14,055
Total assets	$	1,467,291
Liabilities and Stockholder's Equity		
Fail to receive	$	222,538
Accounts payable and other accrued expenses		49,817
Total liabilities		272,355
Stockholder's equity		
Common stock ($.0001 par value, 2,000 shares authorized, 1,890 shares issued and outstanding)		-
Additional paid-in capital		890,000
Retained earnings		304,936
Total stockholder's equity		1,194,936
Total liabilities and stockholder's equity	$	1,467,291

The accompanying notes are an integral part of this Statement of Financial Condition.

WINTERFLOOD SECURITIES US CORPORATION

Notes to the Financial Statement

As of July 31, 2026

1. Organization and Nature of Business

Winterflood Securities US Corporation (the "Company") was formed on July 20, 2018 and is a wholly-owned subsidiary of Marex North America Holdings Inc. (the "Parent"). The Company was approved as a broker-dealer with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") in August 2019. In December 2025, the Company was acquired by Marex Group plc from Close Brothers Group plc as part of the acquisition of the Winterflood group. Following the disposal of Winterflood Securities Limited and Winterflood Securities Holdings Limited in May 2026, the Company was retained within the Marex Group and its ownership was reorganized, with Marex North America Holdings Inc. becoming the Company's immediate parent.

The Company accepts and executes orders from major U.S. institutional investors, as defined in SEC Rule 15a-6 (the "Rule"), primarily in foreign securities. The Company may also act as a member of a selling group in selected underwritings on a best¬efforts basis and may conduct private placement activities. The Company transmits orders in foreign securities to Marex Financial ("Affiliate"), prior to the acquisition by the Marex Group this was facilitated by Winterflood Securities Limited, for execution and clearing pursuant to a Brokerage Services Agreement between the Company and Affiliate. Marex Financial is organized under the laws of the United Kingdom.

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Company.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash

The Company maintains its cash balances with financial institutions which, at times, exceed federally-insured limits. At July 31, 2026, the Company held its cash at major banks, two accounts totaled approximately $720,000 in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its accounts. The Company regularly monitors the financial condition of the institutions with which it maintains deposits and has not experienced losses on such balances.

Leases

Leases with an initial term of 12 months of less are not recorded on the Statement of Financial Condition. During the year ended July 31, 2026, the Company operating lease expired for premises located in New York, NY which has an original maturity of 12 months or less, and is not recorded on the Statement of Financial Condition. At July 31, 2026, there is no new lease agreement and the office space is provided through the expense sharing agreement.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Current Expected Credit Losses

The Current Expected Credit Losses ("CECL") methodology utilizes a lifetime "current expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

For certain financial assets measured at amortized cost (e.g., cash), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Income Taxes

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The Company adopted the general accounting principle regarding uncertain tax positions. Management believes that the Company does not have any uncertain tax positions as of July 31, 2026. Generally, the Company's tax returns are subject to examination by federal, state, and local authorities for the last 3 years. The Company recognizes and measures its unrecognized tax positions in accordance with ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with unrecognized income tax positions, if identified, are classified as additional income tax expense in the statement of operations.

Recently Adopted Accounting Pronouncements

During the fiscal year, the Company adopted Accounting Standards Update ("ASU") No. 2023-09, Improvements to Income Tax Disclosures, that was issued by the Financial Accounting Standards Board (FASB). The guidance enhances income tax disclosures primarily through improvements to the rate reconciliation and income taxes paid disclosures. The adoption resulted in additional income tax disclosures but did not have an impact on the Company's financial position, results of operations, or cash flows. The amendments were applied prospectively, as permitted by the guidance.

3. Receivable From and Payable To Customers

Amounts receivable from and payable to customers consists of securities failed to Receive and Deliver of $222,538 and $0, respectively at July 31, 2026.

4. Related-Party Transactions

The Company has entered into an Expense Sharing Agreement ("ESA") as of August 20, 2019 with the Affiliate whereby the Affiliate is to provide employment related and office and administrative related services to the Company. As per the terms of the ESA, the Affiliate shall pay to the Company an amount equal to 110% or such other mark-up as may be agreed from time to time, of all of the operating expenses of the Company.

There is a net Due from affiliate in the amount of $10,693 on the accompanying Statement of Financial Condition. These balances are net settled periodically throughout the year.

5. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities and available net operating loss carryforwards.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires the Company to maintain a minimum net capital equal to $250,000. At July 31, 2026, the Company's net capital was approximately $1,170,000, which was approximately $920,000 in excess of its minimum requirement of $250,000.

7. Segment Reporting

The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the Statement of Financial Condition as total assets.

8. Exemption from Rule 15c3-3

The Company claims exemption from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(i) of the Rule.

9. Subsequent Events

Management of the Company evaluated subsequent events or transactions that occurred from July 31, 2026 through the date these financial statements were issued. The Company has determined that there were no events which took place that would have a material impact on these financial statements. In the normal course of business, the Company enters into contracts containing indemnification provisions. The Company's maximum exposure under these arrangements is not determinable; however, management believes that any potential obligation would not have a material effect on the financial statements."